Atento S.A.

Société anonyme

1, rue Hildegard von Bingen

L-1282 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 185761

(the Company)

SPECIAL REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE PURPOSES OF ARTICLE 441-7 OF THE LUXEMBOURG LAW ON COMMERCIAL

COMPANIES OF 10 AUGUST 1915, AS AMENDED

Dear Shareholders,

The board of directors of the Company (the Board and each director, a Director) wishes to inform you, in your capacity as shareholders of the Company (the Shareholders) in accordance with article 441-7 of the Luxembourg law on commercial companies of 10 August 1915, as amended (the Law) of the following:

The Declarations

1) Extension of the executive consultant agreement executed with Mark Nelson-

Smith (Class II Director of the Company)

Before any relevant deliberation, Mr. Mark Nelson-Smith had advised the Board of a direct interest of a financial nature which conflicted with the interest of the Company with respect to the extension (until the end of the restructuring of the group that the Company is part of) of the executive consultant agreement entered into between himself and the Company (initially in place for 3 months) (the Transaction 1).

2) New money financing provided in February 2023

Before any relevant deliberation, Mr. Akshay Shah had advised the Board of a direct interest of a financial nature which conflicted with the interest of the Company with respect to the new money financing granted in February 2023, and more specifically the approval of the new money financing because of his capacity as representative of Kyma Capital Limited, being one of the noteholders (and one of the minority shareholders of the Company) (the Transaction 2).

The Law

Article 441-7 of the Law provides that:

"Any director who has a direct or indirect financial interest in a decision or transaction by the board of directors which conflicts with the company's interests must advise the board of this and ensure that his declaration is recorded in the minutes of the meeting He may not take part in the relevant deliberations. 1

Transactions in which any director may have had an interest conflicting with those of the company must be specially reported at the next following general meeting, before any other resolution is put to the vote."

The respective Actions taken

1) In accordance with the first paragraph of article 441-7 of the Companies' Law, Mr. Mark Nelson-Smith did not take part in the discussions and deliberations of the Board pertaining to the Transaction 1.

2) In accordance with the first paragraph of article 441-7 of the Companies' Law, Mr. Akshay Shah did not take part in the discussions and deliberations of the Board pertaining to the Transaction 2.

The Recommendation

Paragraph 2 of article 441-7 of the Law requires that at the first general meeting held following the approval by the board of directors of a transaction in which any director has an interest conflicting with that of the Company, any transactions in which any of the directors may have had an interest conflicting with that of the Company must be specifically reported. To that end, we have prepared this special report.

Accordingly, we request that when next resolving upon shareholder decisions in respect of the Company, it being an annual meeting of the Shareholders scheduled for 19 October 2023, the contents of this report be considered, be approved and specific discharge be granted to each Director, the Board and the Company in relation to the above.

On behalf of the Board of directors of Atento S.A.

By: Dimitrius Rogerio De Oliveira.

Title: Class II Director and authorised signatory 27 September 2023